Exhibit (a)(1)

WENDY’S/ARBY’S GROUP, INC.
1155 Perimeter Center West
Atlanta, Georgia 30338

November 7, 2008

To our stockholders:

      As you may know, on Thursday, November 6, 2008, Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P. and Trian Partners Parallel Fund II, L.P., investment funds affiliated with Trian Fund Management, L.P., an investment firm whose principals are Nelson Peltz, Peter W. May and Edward P. Garden, commenced a tender offer to purchase up to a total of 40,000,000 shares of the Class A Common Stock, par value $0.10 per share, of Wendy’s/Arby’s Group, Inc. (the “Company”) for $4.15 net per share in cash (subject to applicable withholding of U.S. federal, state and local taxes) (the “Offer”).

      On November 7, 2008, in response to the Offer, the Company announced that its Board of Directors, at the recommendation of the Audit Committee, which consists solely of independent directors, had determined that the Company would express no opinion and would remain neutral with respect to the Offer.

      The attached Schedule 14D-9, which has been filed with the Securities and Exchange Commission, describes certain aspects of the Offer and contains additional information regarding the Board of Directors’ determination with respect to the Offer. We urge you to read it carefully.

/s/ Roland C. Smith
Roland C. Smith
President and Chief Executive Officer